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                                                                   EXHIBIT 21(a)


   CISCO SYSTEMS, INC. BOARD OF DIRECTORS APPROVES "SHAREHOLDERS RIGHTS PLAN"


     SAN JOSE, Calif. -- June 10, 1998 -- Cisco Systems, Inc. board of directors (NASDAQ: CSCO) this week approved a "shareholders rights plan" to protect Cisco investors in the event of an unfriendly takeover.

     Cisco adopted the shareholders rights plan to protect the long-term shareholder value of Cisco and encourage potential acquirers to negotiate with the Cisco board of directors. Under the approved plan, preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of common stock held at the close of business on June 22, 1998.

CISCO'S SHAREHOLDERS RIGHT PLAN

     The rights are intended to enable Cisco shareholders to realize the long-term value of their investment in Cisco. Similar actions have been taken to protect shareholders rights by about 2,000 U.S. companies. This includes more than 60 percent of Fortune 500 companies and more than two-thirds of Fortune 200 companies, analysts estimate. The rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire Cisco to negotiate with the Cisco board of directors prior to attempting a takeover. Each right will entitle shareholders to buy a "unit" equal to one-ten-thousandth of a new share of Series A Preferred Stock of Cisco. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 15 percent or more of the Company's common stock.

     In the event the rights become exercisable, the shareholders rights plan allows for Cisco shareholders to acquire, at an exercise price of $650 per unit owned, stock of the surviving corporation having a market value of $1,300, whether or not Cisco is the surviving corporation.

     At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15 percent or more of Cisco's common stock, the rights are redeemable for $.001 per right at the approval of Cisco board of directors.

     The dividend distribution will be made on June 22, 1998, payable to stockholders of record on that date. The rights expire on June 10, 2008. The initial distribution of rights is not taxable to shareholders.

ABOUT CISCO SYSTEMS

Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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Cisco, Cisco IOS, Cisco Systems, the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and other countries. All other trademarks mentioned in this document are the property of their respective owners.